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                                     UNITED STATES                                            OMB APPROVAL
                          SECURITIES AND EXCHANGE COMMISSION                          -----------------------------
                                WASHINGTON, D.C. 20549                                OMB NUMBER:        3235-0058
                                                                                      EXPIRES:      MARCH 31, 2006
                                      FORM 12b-25                                     ESTIMATED AVERAGE BURDEN
                                                              SEC FILE NUMBER         HOURS PER RESPONSE .... 2.50
                              NOTIFICATION OF LATE FILING        06-1311266           -----------------------------

(CHECK ONE): /X/Form 10-K / /Form 20-F / / Form 11-K / /Form 10-Q / /Form N-SAR / /Form N-CSR

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                 For Period Ended: December 29, 2004
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                         Bertucci's Corporation
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Full Name of Registrant

                                 N/A
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Former Name if Applicable

                          155 Otis Street
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Address of Principal Executive Office (STREET AND NUMBER)

                       Northborough MA 01532
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
/X/ day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Company's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on March 16, 2005, following a review of the Company's methods of accounting for leases and leasehold improvements, the Company's Audit Committee, in consultation with Deloitte & Touche, LLP, its independent registered public accounting firm, determined that: (1) the Company needs to restate its financial statements (the "Financial Statements") for fiscal years 2002 through 2003 and the first three quarters of 2004 (the "Subject Periods"); and (2) the Financial Statements and the related independent auditor's reports contained in the Company's prior filings with the SEC relating to the Subject Periods should no longer be relied upon. The Company will be unable to file its Form 10-K for the fiscal year ended December 29, 2004 (the "Form 10-K") within the prescribed period without unreasonable effort or expense because the review of this matter is continuing and the audited financial results for the Company relating to the Subject Periods will not be completed in time to allow the Company to file the Form 10-K by the required date. The Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date for the Form 10-K.

SEC 1344 (07-03)   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                   THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           David G. Lloyd, CFO                508              351-2500
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            /X/ Yes (*)  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(*) As described above, the Company's Audit Committee, in consultation with Deloitte & Touche, LLP, has determined that the Company's financial statements for the Subject Periods will require restatement. The Company is continuing its review, but additional time will be needed for the Company to prepare and complete the restatement of the Financial Statements and other disclosures required for the Form 10-K. Until the restatement of the Financial Statements is prepared and completed, the Company cannot accurately explain such changes either in a narrative or quantitatively.

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                             Bertucci's Corporation
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


   Date March 29, 2005                          By /s/ David G. Lloyd
        ---------------------------------------    ----------------------------
                                                   David G. Lloyd CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________

                                GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the
     General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).